INSURANCE BINDER			Frank Crystal & Co., Inc. Financial Square 32 Old Slip, 17th floor New York, NY 10005-3504 PHONE 212 344-2444 800 221-5830 FAX 212 509-1292
Reprint
NAMED INSURED			BINDER DATE	BINDER NO.
Sound Shore Fund c/o Citi Fund Services 100 Summer Street, Suite 1500 Boston, MA 02110			10/29/09	191940

			CLIENT CODE	POLICY TYPE
			SOUNSH1	Endorsement

Page 1 of 1			ACCOUNT EXECUTIVE
Marc DiFanti 646-810-3456

EFFECTIVE DATE	EXPIRATION DATE	POLICY NUMBER	INSURER
09/30/09	04/30/10	81392003	Federal Insurance Company
COVERAGE DESCRIPTION AND AMOUNTS/LIMITS
In consideration of the additional premium of $348, ITEM 2. Limit of Liability of the Declarations page will be amended, effective September 30, 2009, as follows:
Limit of Liability		$1,700,000
All other terms and conditions remain unchanged.

The undersigned company agrees, for its respective interests only and to the extent respectively indicated, to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Company and/or its subsidiaries and affiliates. This binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.

In addition to the fees and/or commissions received by Frank Crystal & Company for the placement of insurance coverages, in certain circumstances other parties may earn and retain usual and customary commissions for their role in providing insurance products or services under their separate contracts with insurers and/or reinsurers. Additionally, the firm may receive contingent payments or allowances from some insurers based on factors which are not client-specific, such as aggregate loss experience, size or performance of an overall book of business produced with the insurer.

Premium: $348		Federal Insurance Company
Confirmed By:		Authorized Representative: Humphreys Fulani
At Frank Crystal & Co., Inc. Refer To: Marc S. DiFanti		Admitted: X	Non-Admitted: